EZTRADER, INC.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

November 12, 2014

Via EDGAR

Jennifer Gowetski, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	EZTrader, Inc.
Application for Withdrawal of Registration Statement on Form 10-12(g)
Filed September 15, 2014
File No. 000-51255

Dear Ms. Gowetski:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, EZTrader, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-51255), filed by the Company on September 15, 2014, as amended (the “Registration Statement”), in connection with the registration of the Company’s common stock, par value $0.001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company reserves the right to resubmit the Registration Statement at a future date.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on November 14, 2014 (60 days after the initial filing of the Form 10 Registration Statement). The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date. Accordingly, the Company respectfully requests that an order granting the withdrawal of the Form 10 Registration Statement be issued by the Commission immediately.

Should you have any questions regarding the foregoing application for withdrawal, please contact our attorney, Oded Har-Even (212) 660-5002 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

EZTrader Inc.

By: /s/ Shimon Citron
Name: Shimon Citron
Title: Chief Executive Officer

cc:

Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP